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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                               ADAC LABORATORIES
                           (NAME OF SUBJECT COMPANY)

                               ADAC LABORATORIES
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   005313200
                         (CUSIP NUMBER OF COMMON STOCK)

                                R. ANDREW ECKERT
                            CHIEF EXECUTIVE OFFICER
                               ADAC LABORATORIES
                                540 ALDER DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 321-9100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH COPIES TO:
                              PAGE MAILLIARD, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

                                      AND

                            STEVE L. CAMAHORT, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                      ONE MARKET, SPEAR TOWER, 33RD FLOOR
                            SAN FRANCISCO, CA 94105
                                 (415) 947-2000

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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                      PHILIPS TO ACQUIRE ADAC LABORATORIES
                           IN $426 MILLION TRANSACTION

         AMSTERDAM, THE NETHERLANDS, AND MILPITAS, CALIFORNIA - NOVEMBER 13, 2000 - Royal Philips Electronics (AEX: PHI, NYSE: PHG) and ADAC Laboratories (NASDAQ: ADAC) announced today that Philips has agreed to acquire all of ADAC's common stock for approximately $426 million, or $18.50 per share for each outstanding share of ADAC's common stock.

         The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. Philips expects to commence its cash tender offer on Tuesday, November 14. ADAC Laboratories' Board of Directors has unanimously determined that the tender offer and the merger are advisable and in the best interest of ADAC's shareholders and unanimously recommends that ADAC's shareholders tender their shares pursuant to the tender offer.

         The acquisition will enable Philips Medical Systems, a leader in diagnostic imaging and related services, to offer healthcare providers worldwide an even broader range of systems to diagnose and treat diseases, such as cardiovascular disease and cancer.

         ADAC Laboratories is a worldwide market leader in nuclear medicine imaging equipment and radiation therapy planning systems. The company offers a broad range of nuclear medicine systems that are used primarily in the diagnosis of heart disease and cancer. In addition, ADAC is an emerging leader in the positron emission tomography (PET) imaging market. PET provides physicians with solutions for accurate cancer disease management. The market for PET systems has grown dramatically in the past year due to expanded Medicare reimbursement and the widespread acceptance of PET in the U.S. for cancer diagnosis, staging and treatment follow-up.

         Philips Medical Systems is a leader in diagnostic imaging and related services and offers a robust portfolio, including Catherization Labs, MR, CT, X-ray, and ultrasound systems, as well as information technology solutions that address the radiology, general imaging, surgical and cardiovascular markets.

         Hans Barella, President and CEO of Philips Medical Systems commented, "We believe that the acquisition of ADAC Laboratories is an important addition to the portfolio of activities of Philips Medical Systems. ADAC has an excellent reputation in the markets which it serves. The addition of ADAC will broaden the scope of products and services we can offer healthcare providers. In Cardiology, one of our focus areas, this acquisition will significantly complement our HeartCare program since Nuclear Medicine is one of the important tools clinicians rely on to assess cardiovascular disease ."


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         R. Andrew Eckert, ADAC Laboratories' Chairman and Chief Executive
Officer, stated, "We are extremely pleased to join Philips Medical Systems. Like ADAC, Philips Medical Systems has a strong reputation for excellence and innovation. The merging of our two companies will strengthen both the breadth and depth of the products and services we can offer to healthcare providers. Our customers will also benefit from the increased resources we will have available for product development. In addition, Philips Medical Systems' distribution strength will allow us to grow our global presence significantly. Together, we believe ADAC and Philips Medical Systems will have the strength and capabilities to become the world's premier healthcare solutions company, dedicated to improving the quality of patient care."

         The cash tender offer is subject to Philips acquiring at least 90% of all outstanding ADAC's shares calculated on a fully diluted basis in accordance with the merger agreement. However, if more than 50% but fewer than 90% of such shares are tendered into the offer, Philips will under certain circumstances reduce the number of shares subject to the offer to 49.9% of the outstanding shares and subsequently pursue a merger with ADAC. The offer is also subject to the receipt of customary regulatory approvals and other customary conditions.

         ADAC's revenues for its fiscal year 2000, ended October 1, 2000, were $324.4 million. Its net income for continuing operations before non-ordinary charges was $15.7 million. The company employs more than 900 people; its headquarters and principal manufacturing facility are in Milpitas, California.

ABOUT THE COMPANIES

         ADAC Laboratories is a world market leader in nuclear medicine and radiation therapy products and an emerging leader in PET. ADAC is headquartered in Milpitas, California. Additional information about the company can be found on its web site at www.adaclabs.com

         Philips Medical Systems is represented in more than 100 countries and employs 11,800 people. A worldwide network of research and development and sales and service organizations backs Philips' products. Philips Medical Systems is part of Royal Philips Electronics, one of the world's largest electronics companies. Additional information on Philips Medical Systems can be obtained by accessing its homepage at www.medical.philips.com

         Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.5 billion in 1999. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and monitors, and one-chip TV products. Its 232,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com


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         ADAC Laboratories' shareholders are advised to read the tender offer statement regarding the business combination between ADAC Laboratories and Philips referred to in the news release above, which will be filed by Philips Holding USA Inc. and Philips Medical Acquisition Corporation, wholly-owned subsidiaries of Philips, with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that will be filed by ADAC Laboratories with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents will be made available to all holders of ADAC Laboratories common stock at no expense to them. These documents also will be made available at no charge at the SEC web site at www.sec.gov. The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of ADAC Laboratories. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

         This press release contains forward-looking statements within the meaning of the US Securities Act, including statements regarding the proposed acquisition of ADAC Laboratories by Philips and the future benefits of this transaction. Factors that could cause actual results to differ materially from those contained in such forward-looking statements include, but are not limited to, risks related to the planned acquisition including the inability to close the planned transaction or to achieve expected synergies; the successful integration and market acceptance of the product technologies; and other factors as described in the "Business Considerations" section of ADAC Laboratories' most recent Form 10-Q for the fiscal quarter ended July 2, 2000. All forward-looking statements are based on information available to the company on the date hereof, and the companies assume no obligation to update such statements.

         For further information:
         Ben Geerts, Philips Corporate Communications, Tel: +31 20 5977215 Linda Snyder, ADAC Laboratories, Tel: 408/468-3750


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